Press Release

ManGroupplc

9 November 2006
UNAUDITED INTERIM RESULTS FOR HALF YEAR ENDED 30 SEPTEMBER 2006

FINANCIAL HIGHLIGHTS

- Funds under management of $56.8 billion at 30 September 2006 (including private investor FUM of $34.6 billion), up $6.9 billion from 31 March 2006
- Fund sales in the six month period of $10.6 billion, including private investor sales of $5.6 billion
- Profit before tax on total operations up 33% to $766 million
- Diluted earnings per share on total operations up 35% to 31.1 cents#
- Recurring net management fee income up 38% to $452 million
- Brokerage net income (before exceptional items) up 49% to $124 million
- Diluted underlying earnings per share^* up 44% to 23.7 cents#
- Net performance fee income up 33% to $221 million
- Dividend up 40% in US dollar terms to 7.3 cents#, payable at the rate of 3.84 pence per share

	Half year to 30 September 2006	Half year to 30 September 2005	Year to 31 March 2006
Funds under management	**$56.8bn**	$44.4bn	$49.9bn
Asset Management net management fee income	**$452m**	$327m	$700m
Asset Management net performance fee income	**$221m**	$166m	$450m
Brokerage net income (before exceptional items) ~	**$124m**	$83m	$156m
Profit before tax and exceptional items	**$797m**	$576m	$1,306m
Exceptional items+	**($31m)**	-	($70m)
Statutory profit before tax	**$766m**	$576m	$1,236m
Diluted earnings per share *#			
Total operations before exceptional items	**32.0c**	23.0c	52.3c
Total operations	**31.1c**	23.0c	51.0c
Underlying^	**23.7c**	16.5c	35.7c
Dividends per share #	**7.3c**	5.2c	14.3c
Post-tax return on equity (annualised)	**31.5%**	32.9%	33.5%
Equity shareholders' funds	**$4,124m**	$2,877m	$3,569m
Diluted weighted average number of shares #	**2,039m**	2,052m	2,056m

* A reconciliation of earnings per share to the statutory measure is shown in note 6 to the interim financial statements
^ Underlying earnings per share represents earnings from net management fee income in Asset Management plus Brokerage net income (it therefore excludes net performance fee income in Asset Management and exceptional items)
+ Details of the exceptional items are given in note 3 to the interim financial statements
# The Company sub-divided each ordinary share into six new ordinary shares with effect from 14 August 2006. The comparative earnings per share, dividends per share and number of shares in issue figures have been restated accordingly.
~ The Brokerage net income (before exceptional items) of $156 million for the year ended 31 March 2006 was presented in the 2006 Annual Report as the aggregate of net income excluding Refco of $177 million and a $21 million loss relating to Refco.

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Registered in England 2921462

Stanley Fink, Chief Executive said:

"The Man Group has had an outstanding first half. Record sales of $10.6 billion in the first half is a result of strong and widely spread demand from both private investors and institutions. This has in turn generated strong management fee income growth, up 38% to $452 million. Together with net performance fee income of $221 million, up 33%, pretax profit in our Asset Management business was $673 million, up 37% on the prior period.

Our Brokerage business has benefited from the successful integration of the Refco activities acquired a year ago, alongside organic growth from active markets, together producing very strong growth of 49% over the prior period.

Funds under management are currently estimated to be around $58 billion. With a good pipeline of fund products scheduled for the second half, and the Brokerage business positioned to benefit further from strong demand for derivative products, the Board is very confident of the Group's prospects for the year."

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ABOUT MAN

Man Group plc is a leading global provider of alternative investment products and solutions as well as one of the world's largest futures brokers.

The Group employs over 4,000 people in 16 countries, with key centres in London, Pfäffikon (Switzerland), Chicago and New York. Man Group plc is listed on the London Stock Exchange (EMG.L) and is a constituent of the FTSE 100 index.

Man Investments, the Asset Management division, is a global leader in the fast growing alternative investments industry. It provides innovative products and tailor-made solutions to private and institutional investors. Through its core investment managers – AHL, Glenwood, Man Global Strategies and RMF – Man Investments has succeeded in developing leadership in hedge funds and has interests in other asset classes. In its core hedge fund asset class, Man Investments offers fund of hedge funds, structured and style products. Its track record stretches back more than two decades and defines the standard for excellence in an industry whose central goal is to provide diversification away from traditional equity and bond investments. Man has a powerful global presence, supported by strong product development and structuring skills, and an extensive investor service and distribution network.

Man Financial, the Brokerage division, is one of the world's leading providers of brokerage services. It acts as a broker of futures, options and other equity derivatives for both institutional and private clients and as an intermediary in the world's metals, energy and foreign exchange markets with offices in key financial centres. Man has consistently achieved a leading position on the world's largest futures and options exchanges, with particular strengths in interest rate products, metals and the energy markets.

HALF YEAR REVIEW to 30 September 2006

Group overview and strategy

The Man Group has made outstanding progress in the first half of the year, with strong growth in net management fee income, net performance fee income and Brokerage net income. We have experienced record demand for our investment offerings driven by strong investment performance and an attractive range of products.

In the first half, Group profit before tax (before exceptionals) was up 38% to $797 million, reflecting a 38% increase in net management fee income and a 49% increase in Brokerage net income. In addition, there has been a 33% increase in net performance fee income, reflecting strong performance at the start of the period across most of our managers, in particular AHL. This has driven diluted earnings per share on total operations up 35% to 31.1 cents for the first half. Diluted underlying earnings per share were up 44% to 23.7 cents (underlying earnings per share represents earnings from net management fee income in Asset Management plus Brokerage net income - it therefore excludes net performance fee income in Asset Management and exceptional items).

In Asset Management, funds under management (FUM) were $56.8 billion at 30 September 2006, up $6.9 billion on the figure at the end of March. Net inflows (sales less redemptions) for the first half increased funds under management by a record $7.0 billion. Negative investment movement of $1.1 billion was mostly offset by positive FX and other movements. Overall private investor and institutional funds under management grew by $4.2 billion and $2.7 billion respectively. The relative proportion of private investor assets as a percentage of total assets remained unchanged from the year-end. Net management fee margins and operating expense ratios were better than the improved levels of the prior full year.

Private investor sales at $5.6 billion were a record and were generated across the globe. A key contributor to this demand continues to be Asia Pacific where private investors contributed $2.5 billion to sales in the first half. Innovative products that have been launched during the period include a principal protected structured product launched onshore in the US and a regulated guaranteed product in Hong Kong, our third in that country.

We have opened a Canadian office in Toronto with a team of professional staff with significant experience in the alternative investments industry. We continue to see exceptional opportunities in Canada, with a rapidly growing appetite for our brand of products, having already raised around C$500 million through Canadian asset manager BluMont Capital. Our new operation will build on this experience and broaden the range of alternative investment products available in this market.

We have continued to develop our intermediary network for private investor sales, and now have 1,962 active intermediaries globally. This is a net increase of 67 since March comprising 127 new intermediaries less 60 terminations of non-performing intermediaries. We have continued to build out our product range and our current global launch, Man AP Enhanced Series 4 Ltd, is a capital guaranteed product ensuring at least 120% of initial investment at maturity. This is a new product in the successful AP Enhanced family that has total assets of over $2.5 billion. Man AP Enhanced Ltd, the first AP Enhanced investment product, has performed strongly since inception in January 2005.

RMF has also achieved a record level of institutional sales of $4.8 billion in the first half. RMF continues to build on its core European investor base, whilst growing its sales to other countries within Europe, and to expand its product range. In May, RMF launched its fourth CDO fund. In August, RMF launched its first collateralized fund obligation (CFO). This innovative product-type, pioneered by Man Investments, combines Man's leadership in product structuring and transaction management with a highly-diversified RMF portfolio. The RMF Four Seasons CFO issued five tranches of debt, and one of equity, at record low spreads for a CFO. The issue in effect raised money to be managed within the Four Seasons portfolio. This allowed investors either to gain leveraged exposure to the performance of the Four Seasons portfolio or to buy

rated, attractively priced bonds secured by a fund of hedge funds portfolio. Following the success of this latest product innovation, RMF is now working on a second CFO offering.

In Brokerage, our focus is on continued organic growth, underpinned by a diversified product offering and a wide geographical presence across all key markets. We continue to benefit from the secular growth trend in our core markets of exchange-traded futures and options. This has been supplemented by continued recruitment of producer teams and our ability to adapt to market changes. The growth in profits also reflects the further leveraging of our product range throughout our global office network.

We seek to supplement our organic growth with acquisitions. The successful integration and build-out of the first-class professionals and assets that we acquired in the Refco acquisition has been a particularly significant contributor in the first half. The integration of Refco was a massive undertaking and the success of this deal was largely down to the hard work and professionalism of our staff and demonstrates that integrating acquisitions is a core competency of Brokerage.

With effect from 1 October 2006, we entered into agreements to acquire and develop U.S. Futures Exchange LLC (USFE - formerly known as Eurex US). Under the terms of the transaction, Man Group has acquired 70% of Eurex's shares in USFE for a purchase price of $23.2 million in cash and in addition has made a capital injection of $35 million into USFE. Deutsche Borse Systems, the developer and operator of the Eurex platform and network, will continue to operate the trading platform and corresponding communications network for USFE.

USFE will offer new products targeted at buy-side customers such as hedge funds and retail investors, sectors in which Man has significant expertise and market exposure. The goal is to expand the volume in listed derivatives by broadening the range of exchange traded products to new and existing user groups, rather than competing with established futures exchanges. Man Group plans to reduce its stake in USFE over time to below 50% by inviting other trading institutions, including hedge funds and financial services firms, to join the partnership with an equity position. Eurex will retain a minority stake in USFE.

On 7 September 2006, we announced that, effective 1 April 2007, Deputy Chief Executive and Finance Director, Peter Clarke, will be appointed Chief Executive, and the present Chief Executive, Stanley Fink, will become non-executive Deputy Chairman. Stanley Fink will also retain his role as Chairman of the Strategic Investment Committee of Man Investments. The Group will announce the appointment of a new Finance Director in due course. Jonathan Nicholls, a non-executive director of the Company, resigned from the Board, effective 20 July 2006, following his appointment as an executive director of Old Mutual plc. We would like to thank Jonathan for his contribution over the last two years as a non-executive director of Man.

Share capital

Following shareholder approval at the 2006 Annual General Meeting and the fulfilment of all conditions, each Ordinary Share of 18 US cents was sub-divided into 6 Ordinary Shares of 3 US cents each, effective on 14 August 2006. Following this share split shareholders maintained the same percentage interest in the issued share capital as before and rights attaching to the Ordinary Shares remain unaffected. All comparative figures in this Interim Report relating to the numbers of shares in issue have been restated accordingly.

Dividend and share repurchase activities

Given the Group's strong performance in the first half, the Board's confidence for the full year and our strong capital position, we have continued our practice of returning cash to shareholders through a progressive dividend policy and continued share repurchase programme. The interim dividend has been increased to 7.3 cents, which represents a 40% increase over the US dollar equivalent of the interim dividend in the prior year of 5.2 cents. This dividend will be paid in sterling at the rate of 3.84 pence per share. Dates for the interim dividend are given in the timetable below.

Dates for the 2007 Interim Dividend	
Ex Dividend date	15 November 2006
Record date	17 November 2006
DRIP final election date 3.00 pm on	1 December 2006
Dividend paid/CREST accounts credited	21 December 2006
Share certificates received/CREST accounts credited with DRIP purchases	9 January 2007

20,800,000 shares were repurchased and cancelled in the first half at a total cost of £84 million ($156 million), giving an average repurchase cost of £4.03 per share, in accordance with the Group's policy of applying post-tax performance fees over time in the repurchasing and cancellation of own shares. This repurchasing activity was earnings enhancing, resulting in a 0.2% accretion to diluted earnings per share on total operations and a 0.1% accretion to diluted underlying earnings per share in the first half. In addition, Man set up an irrevocable, non-discretionary programme to purchase shares for cancellation on its own behalf, during its close period which commenced on 1 October 2006 and ended on 8 November 2006 with acquisitions effected within certain pre-set parameters. 1,522,507 shares were purchased under this programme at an average cost of £4.47 per share. At 30 September 2006 the Group's cumulative post-tax performance fees available for future share repurchases amounted to $385 million.

Financial summary

Asset Management

Asset Management increased pre-tax profits for the first half by 37% to $673 million. Recurring net management fee income increased 38% to $452 million as a result of growth in funds under management and a continued improvement in both fee income and overhead margins. Net performance fee income at $221 million was up 33% on last year, reflecting in particular the strong performance of AHL in April 2006.

Funds under management increased from $49.9 billion at 31 March 2006 to $56.8 billion at 30 September 2006. At 30 September 2006, the split between private investor and institutional funds under management was $34.6 billion (31 March 2006: $30.4 billion) and $22.2 billion (31 March 2006: $19.5 billion) respectively. Private investors as a proportion of total funds under management are 61%, the same percentage as at the year-end. The private investor market is expected to continue to generate the majority of our profits although both sectors remain important to us and we continue to develop our private investor and institutional distribution teams. Sales at $10.6 billion were significantly up on the $3.5 billion raised in the first half of last year. 13 new private investor fund products were launched during the half year. The increase in funds under management from Man's two global launches (Man IP 220 Ltd and Man AP Enhanced Series 3 Ltd) was $1.9 billion; joint venture sales accounted for $1.7 billion; other private investor sales accounted for $2.0 billion (of which $1.2 billion was from open-ended funds); and institutional sales in the first half were $5.0 billion. $175 million of investor money was raised from our third quarter global launch, Man MGS Access Ltd, which closed in October 2006 and is therefore not included in the sales figures for the first half.

Redemptions totalled $3.6 billion in the first half, of which private investor comprised $1.3 billion. Redemption levels in private investor products of 8.2% were lower than the level of 11.0% for the prior full year. Institutional redemption levels were higher at $2.3 billion, with the majority arising at RMF.

Negative investment performance in the first half was $1.1 billion. Following the strong performance by our managers at the start of calendar year 2006, the six months to 30 September 2006 were dominated by a period of negative performance, which began in May and affected the whole industry.

After a strong April, AHL suffered from the reversal in prolonged trends in global futures markets, particularly stock indices and metals, although there was a respite in August. In keeping with its low target volatility objective, RMF minimised losses over the period and performance was flat as

a result of stable returns from equity hedge and event driven managers. Our other managers, MGS and Glenwood, who hold more focused portfolios, fared less well as a result of negative performance of underlying managed futures and relative value managers respectively.

Performance records	6 months to 30 September 2006 (not annualised)	12 months to 30 September 2006	3 years to 30 September 2006 (annualised)	5 years to 30 September 2006 (annualised)
AHL Diversified Programme [1]	-4.0%	3.4%	7.1%	8.2%
RMF [2]	0.0%	6.7%	6.9%	7.0%
Glenwood [3]	-4.9%	3.5%	3.6%	2.7%
Man Global Strategies [4]	-3.2%	5.2%	5.7%	5.9%
BlueCrest [5]	-1.3%	5.6%	7.3%	7.7%
HFRI Fund of Funds Composite Index	-0.2%	7.1%	7.7%	6.8%
HFRI Investable Global Hedge Fund Index [6]	0.0%	5.2%	4.1%	N/A
World stocks	1.4%	11.9%	13.9%	5.9%
World bonds	3.4%	3.3%	4.1%	4.5%

Source: Man database and Bloomberg. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.
[1] AHL Diversified: represented by Athena Guaranteed Futures Limited.
[2] RMF: represented by RMF Absolute Return Strategies I (dividends reinvested).
[3] Glenwood: represented by Man-Glenwood Multi-Strategy Fund Limited.
[4] Man Global Strategies: represented by Man Multi-Strategy Guaranteed Limited.
[5] BlueCrest: represented by BlueCrest Capital International Limited.
[6] HFRI Investable Global Hedge Fund index - Index began in 2003 - no data available for 5 years.
Note: All figures are shown net of fees and commissions, where applicable.
World stocks: MSCI World Index hedged to USD. World bonds: Citigroup WGBI World Index hedged to USD.

FX and other movements accounted for a $1.0 billion increase in funds under management in the period, mostly comprising favourable currency translation impacts, reflecting Euro strength against the US dollar in the period, and leverage on prior year sales.

Brokerage

Brokerage had a strong first half with pre-tax profits, before exceptional items, of $124 million, an increase of 49% over the first half of last year. This growth is split broadly evenly between strong organic growth in active markets and the integration of the Refco assets. The benefits of our diversified product offering provided further impetus to our profit growth as excellent performances from our equities, metals and private client businesses more than offset somewhat slower markets in other business lines during the summer months. In our institutional equities business: the contract for differences (CFDs) product line has benefited from the recovery in the equity markets; the more recently established Research Driven Brokerage product line in the UK continues to benefit from its expanded client base; and the equity derivatives business in the US has benefited from the recruitment last year of key staff. Our metals business has benefited from helpful market conditions, with continued high metal prices. Interest income has increased materially over all our businesses, in particular in private clients. This is the result of increased interest rates and an increase in customer funds, following the Refco acquisition, from $10 billion at 30 September 2005 to $15 billion at 30 September 2006 (customer funds at 31 March 2006 were also $15 billion). A benefit of the integration of the Refco assets has been evidenced by the decrease in the ratio of administrative expenses to net income.

The integration of the Refco assets was successfully completed in July, well within the original timetable established at the time of the acquisition. This integration would not have been completed without the substantial work and effort contributed by both Man and Refco staff. Refco was a complicated collection of assets with multiple offices, trading platforms, operational systems and infrastructure. The integration was completed with minimal disruption to Man's existing business whilst at the same time preserving Refco's remaining market share and providing opportunity for growth.

Exceptional items amounting to a total cost of $31 million were incurred in the period. These are discussed below and in note 3 to the interim financial statements.

Financial objectives
We have continued to deliver results in line with our long-standing key financial objectives:

- Significant growth in underlying earnings per share (as defined on page 1).
The higher level of funds under management has generated an increase in net management fee income, which is up 38% to $452 million for the first half. This, together with a strong contribution from our Brokerage business, has resulted in continued growth in diluted underlying earnings per share, up 44% to 23.7 cents.

- High levels of return on equity.
The Group's post-tax return on equity on an annualised basis for the first half was 31.5%, slightly lower than the 32.9% for the comparative period. This is as a result of increased earnings being more than offset by the impact of a materially higher level of equity shareholders' funds in this first half, reflecting the high level of retained earnings.

The Board believes that long-term shareholder value will be achieved through continued delivery of significant growth in underlying earnings per share and the maintenance of high levels of post-tax return on equity. For this reason these two measures continue to be the basis for the Group's financial objectives and are also the performance criteria used for the Group's long-term incentive schemes.

Income statement
In order to analyse the performance of the Group's two principal businesses, the table below provides a split of the Group's income statement into its divisional components.

Income statement

Half year to 30 September 2006	Asset Management	Brokerage	Group Total
	$m	$m	$m
Revenue	1,087	1,162	2,249
Cost of sales	(162)	(736)	(898)
Other operating income	16	9	25
Other operating losses	(16)	(1)	(17)
Total operating income	**925**	**434**	**1,359**
Administrative expenses	(281)	(344)	(625)
Operating profit	**644**	**90**	**734**
Associates and JVs	24	1	25
Net finance income	5	33	38
Profit before tax and exceptionals	**673**	**124**	**797**
Exceptional items	-	(31)	(31)
Profit before tax on total operations	**673**	**93**	**766**
Taxation			(146)
Profit for the period			**620**

Asset Management - operating income, costs and margins

Asset Management revenues have increased by 34% over the first half of last year, reflecting the growth in performance fees and the increase in management fees derived from higher levels of funds under management. These revenues relate principally to management fees and performance fees, together with brokerage and other fees, each based on net asset values of the fund products. Other fees include risk transfer fees (on guaranteed products); liquidity or cash management fees; and valuation and registrar fees. Cost of sales relate to upfront and trail sales commissions and have increased by 33%, as a result of the high sales in the current financial year and in the second half of the prior financial year. Cost of sales was split 39%:61% between the amortisation of upfront commission and trail commission, broadly in line with the ratio in the prior year.

Other operating income mainly comprises gains on seeding investments in some of our funds, gains on redemption-bridging activities (both reported in performance fee income) and due diligence fees. Other operating losses mainly comprise some small losses on seeding investments in some of our funds (reported in performance fee income), some administrative costs of the fund entities borne by the Group, losses on sale of fixed assets and foreign exchange losses. Administrative expenses have increased by 18% from $238 million in the comparative period to $281 million. Of this amount, $127 million (45%) are variable overheads, relating to employee discretionary bonus payments. The increase in administrative expenses in the period is equally split between higher discretionary bonus payments off higher profits, and investment in infrastructure to support the growth of the business. Administrative expenses comprise 30% of total operating income. This operating margin is slightly better than the prior year and continues the improving trend seen in recent periods.

The table below shows an analysis of net management fee income and net performance fee income over the first half of this year and the previous four financial years together with the margin ratio, as a percentage of average funds under management in each period. Net management fee income includes the fee income described above less all sales commissions payable, finance costs and all overheads not allocated to performance fees. Net performance fee income includes the fee income detailed above less those overheads allocated to performance fees, which almost entirely relate to employee performance compensation.

In the first half, the net management fee income/FUM margin was 2.3% for private investor products, a small improvement over the financial year to March 2006, and 0.8% for institutional products, which is the same as for 2006. The increase in the private investor net fee margin is largely the result of a more efficient use of the fixed cost base. The performance fee/FUM margin reflects the underlying performance of the Group's products during each accounting period. Performance fees from institutional fund products tend to be lower as these products target lower returns (and lower volatility).

Asset Management margins	H1 2007	2006	2005	2004	2003
Net management fee income ($m)	452	700	594	459	280
Management fees/FUM	1.7%	1.6%	1.5%	1.4%	1.3%
Net performance fee income ($m):					
First half of year	221	166	31	55	54
Second half of year		284	88	181	124
Full year		450	119	236	178
Performance fees/FUM	0.8%	1.0%	0.3%	0.7%	0.9%

In the above table the figures for the years 2003 and 2004 are as they were presented under UK GAAP. The more recent periods are on an IFRS basis. Restating 2003 and 2004 on an IFRS basis would not give rise to any significant differences.

In the income statement table on the previous page, associates and JVs are the post-tax contribution from financial interests in Affiliated Managers and include both established managers,

such as BlueCrest, and new managers. BlueCrest contributed $15 million to net management fee income and $7 million to net performance fee income in the first half.

Brokerage - operating income, costs and margins

In Brokerage, revenue arises from those businesses where Man Financial acts as intermediary and also from those businesses where it acts as a matched principal broker, such as foreign exchange, securities, metals and energy trading. Income earned on segregated customer balances, which are held off balance sheet, is included within the revenue line as it is akin to an administration fee.

The increase in revenue over the comparative period was 71%, reflecting the integration of the acquired Refco assets and the continued recruitment of other producer teams, growth in market share and the benefits of active markets. Profitability was also enhanced by higher US interest rates and an increase in customer funds in the first half compared to the comparative period.

Cost of sales increased 76% and relate to fees charged by the exchanges, fees paid to other brokers, rebates to introductory brokers and commissions paid to internal producer teams. There is no fixed element of these commissions; they are all based on sales volumes or profit contributions.

Other operating income mainly comprises gains on selling some surplus exchange memberships and some small foreign exchange gains.

Administrative expenses in Brokerage have increased 62% from $213 million in the comparative period to $344 million. Of the administrative expenses, $34 million relates to variable employee bonus payments.

The table below shows an analysis of the profit and administrative expenses margins in Brokerage, excluding exceptional items. The administrative expenses/income margin increase in 2006 was the result of the operating income of the acquired Refco assets not covering overheads. In the first half of 2007, the benefits of the Refco integration have resulted in the administrative expenses/income margin improving significantly, with further improvement expected in the second half of the financial year, as the Refco integration has now been completed.

Brokerage margins	H1 2007	2006	2005	2004	2003
Total operating income plus net finance income ($m)	468	673	529	481	335
Administrative expenses ($m)	(344)	(517)	(381)	(361)	(260)
Net profit ($m)	124	156	148	120	75
Administrative expenses/income	73.5%	76.8%	72.0%	75.1%	77.6%

In the above table the figures for the years 2003 and 2004 are as they were presented under UK GAAP. The more recent periods are on an IFRS basis. Restating 2003 and 2004 on an IFRS basis would not give rise to any significant differences.

The total exceptional items incurred in the period were $31 million ($18 million net of tax). $19 million relates to the termination costs of the defined benefit pension schemes in the US and $12 million to Refco integration costs.

$19 million has been provided for the estimated cost of the termination (effective 31 August 2006) of the two US defined benefit pension schemes. These costs are non-recurring.

As disclosed in the 2006 Annual Report, further exceptional Refco integration costs amounting to $12 million have been incurred in the first half of the financial year ending 31 March 2007. These costs relate to the amortisation of retention payments to administrative staff, which have been spread over the core integration period of seven months following the Refco acquisition in November 2005.

In addition, as anticipated in the 2006 Annual Report, further Refco trader retention amortisation costs of $4 million have been expensed as administrative expenses in the income statement in the half year ended 30 September 2006. These payments are not considered to be integration costs (and are therefore not classified as exceptional items) but are deferred and charged to the income statement as ongoing costs over the period in which the traders are committed to give their services to the Group, so as to match the cost with the revenue streams directly generated by those traders.

Net finance income

Net finance income of $38 million, boosted by higher interest rates in the first half, arises from interest on non-segregated cash balances and investments in Brokerage and on cash balances and margins on loans to funds in Asset Management, offset by interest expense on borrowings to finance acquisitions made in prior years, working capital requirements and a $12 million expense incurred in the period on the partial conversion of the Group's exchangeable bonds.

Group items

The tax charge for the period amounted to $146 million. The effective tax rate on profit before tax and exceptional items is 20.0%, compared to 20.2% last year, reflecting the estimated rate for the full year. The bulk of the Group's profits continue to be earned in Switzerland and the UK and the current effective tax rate is consistent with this profit mix. The exceptional tax credit of $13 million comprises $5 million tax relief relating to the exceptional Refco integration costs and $8 million relating to the exceptional US pension scheme termination costs.

The growth in the Group's profitability has resulted in a significant increase in earnings per share in the first half. Full details of earnings per share are given in note 6 to the interim financial statements.

Cash flow

Cash inflow for the first half was $179 million, before shareholder distributions, driven off strong cash generation from operating profit. The statutory cash flow statement, which is presented in a different format, is given in the financial statements.

Cash flows in the period	**$m**
Operating profit (pre amortisation and depreciation)	823
Increase in working capital	(328)
Taxation paid	(131)
Net capital expenditure and financial investment	(180)
Other	(5)
Cash inflow for the period before shareholder distributions	**179**
Dividends paid	(165)
Share repurchases	(156)
Cash outflow for the period	**(142)**
Cash inflow from net movements in long-term borrowings	175
Increase in cash, net of bank overdrafts, in the period	**33**

The increase in working capital relates principally to Asset Management. There has been a $129 million increase in investments in fund products, principally relating to manager seeding investments. The remaining net increase in working capital largely relates to receivables, with the most significant item being redemption proceeds receivable from fund products, which are $84 million higher than at the year-end, and have all now been received in cash. Loans to funds were $411 million at 30 September 2006, similar to the balance at the year-end.

Net capital expenditure and financial investment comprise net additions to the capitalised amount of upfront sales commissions of $131 million with the remainder largely relating to expenditure on

tangible fixed assets, mainly office refurbishment and IT systems, and to investments in CDO/CFO structures launched by RMF.

In the cash flow table above, 'Other' relates to net interest received of $40 million, dividends received from associates, joint ventures and other non-current investments of $28 million, less net purchases of own shares by the ESOP trust of $61 million and other minor net cash outflows of $12 million.

Balance sheet

The Group's balance sheet remains strong. At 30 September 2006, shareholders' equity was $4,124 million, up 16% from the year-end. Retained earnings added $298 million to equity in the first half, after deducting dividends of $165 million and the consideration paid of $156 million for the repurchase and cancellation of own shares. The partial conversion of the Group's exchangeable bonds added a further $249 million. At 30 September 2006 the Group had a net cash position of $1,352 million (March 2006: $1,301 million net cash).

To facilitate an understanding of the different components of the Group's balance sheet, a segmental balance sheet by business is shown below.

Applying the Group's capital allocation model gives equity allocations to Asset Management and Brokerage of $1,691 million and $1,018 million respectively. In the segmental balance sheet table, the implied Group's surplus capital of $1,423 million has been notionally allocated to Asset Management.

Segmental balance sheet at 30 September 2006	Asset Management $m	Brokerage $m	Group Total $m
Non-current assets			
Tangible fixed assets	30	52	82
Goodwill	778	62	840
Other intangible assets	443	167	610
Associates/JVs	246	11	257
Other investments	98	151	249
Deferred tax assets	31	6	37
Non-current receivables	53	17	70
Total non-current assets	**1,679**	**466**	**2,145**
Current assets			
Loans to funds	411	-	411
Trade and other receivables	481	20,641	21,122
Current tax assets	10	5	15
Derivative financial assets	-	6	6
Short-term investments	574	10,780	11,354
Cash and cash equivalents	1,155	1,743	2,898
Inter-divisional balance	(181)	181	-
Total current assets	**2,450**	**33,356**	**35,806**
Non-current liabilities			
Long-term borrowings	(448)	(986)	(1,434)
Deferred tax liabilities	-	(32)	(32)
Pension obligations	(20)	(20)	(40)
Derivative financial liabilities	(6)	(25)	(31)
Total non-current liabilities	**(474)**	**(1,063)**	**(1,537)**
Current liabilities			
Trade and other payables	(257)	(31,620)	(31,877)
Current tax liabilities	(242)	(43)	(285)
Short term borrowings and overdrafts	(38)	(74)	(112)
Derivative financial liabilities	(4)	(4)	(8)
Total current liabilities	**(541)**	**(31,741)**	**(32,282)**
Net assets	**3,114**	**1,018**	**4,132**

Regulatory capital

During the first half, 38% of the Group's exchangeable bonds were converted. The impact of this was to reduce the Group's gross debt by $249 million and increase equity by a similar amount. This issue of equity increased the Group's available capital for regulatory capital purposes and has therefore contributed to increasing the Group's Financial Resources, which amounted to $2,383 million at 30 September 2006. At this date the Group's Financial Resources Requirement was $1,629 million, split $505 million and $1,124 million between Asset Management and Brokerage respectively, giving the Group a regulatory capital surplus of some $754 million.

Outlook

The strength of Man's franchise in alternative assets is demonstrated by the strong level of both sales and growth in profits in the first half. Innovation, a long track record in this market and a powerful distribution network continue to give Man a leading position in the asset class. Our distribution platform continues to develop well, with regional offerings enhancing our global product launches in new markets. Not withstanding the weaker investment returns in the industry since May 2006, the forward pipeline of product launches remains robust, most particularly in Europe. Assets under management are currently estimated to be around $58 billion.

The Brokerage business has done an outstanding job of integrating the Refco acquisition assisted by strong growth in underlying market volumes. Man's focus on client service along with its

absolute concentration on keeping overheads under tight control continues to allow Brokerage to access both revenue opportunities and margin expansion. Our agreement to further develop USFE is an exciting opportunity for the futures industry and the customers we serve. The Brokerage business is rapidly adding new customers worldwide and we believe there remains significant demand for additional futures products.

With Asset Management and Brokerage both well placed for further growth, the Board is very confident about the Group's prospects for the full year.

GROUP INCOME STATEMENT (unaudited)

		Half year to 30 September 2006			Half year to 30 September 2005			Year to 31 March 2006		
	Note	Before exceptional items $m	Exceptional items $m	Total $m	Before exceptional items $m	Exceptional items $m	Total $m	Before exceptional items $m	Exceptional items $m	Total $m
Revenue		**2,249**	**-**	**2,249**	1,493	-	1,493	3,494	-	3,494
Cost of sales		**(898)**	**-**	**(898)**	(540)	-	(540)	(1,291)	-	(1,291)
Other operating income		**25**	**-**	**25**	38	-	38	77	-	77
Other operating losses		**(17)**	**-**	**(17)**	(9)	-	(9)	(29)	-	(29)
Administrative expenses	3	**(625)**	**(31)**	**(656)**	(451)	-	(451)	(1,023)	(70)	(1,093)
Group operating profit – continuing operations		**734**	**(31)**	**703**	531	-	531	1,228	(70)	1,158
Finance income		**143**	**-**	**143**	86	-	86	185	-	185
Finance expense		**(105)**	**-**	**(105)**	(55)	-	(55)	(140)	-	(140)
Net finance income	4	**38**	**-**	**38**	31	-	31	45	-	45
Share of after tax profit/(loss) of associates and joint ventures		**25**	**-**	**25**	14	-	14	33	-	33
Profit on ordinary activities before taxation	2	**797**	**(31)**	**766**	576	-	576	1,306	(70)	1,236
Taxation	5	**(159)**	**13**	**(146)**	(121)	-	(121)	(264)	42	(222)
Profit for the period		**638**	**(18)**	**620**	455	-	455	1,042	(28)	1,014
Attributable to:										
Equity holders of the Company		**637**	**(18)**	**619**	455	-	455	1,042	(28)	1,014
Equity minority interests		**1**	**-**	**1**	-	-	-	-	-	-
		638	**(18)**	**620**	455	-	455	1,042	(28)	1,014
Earnings per share *	6									
Basic				**33.7c**			25.3c			56.2c
Diluted				**31.1c**			23.0c			51.0c
Memo:										
Dividends paid in the period				**$165m**			$127m			$221m
Proposed dividend per ordinary share *				**7.3c**			5.2c			14.3c

* Comparative figures for earnings per share and dividends per share have been restated to reflect the sub-division of each 18 US cents Ordinary Share into six Ordinary Shares of 3 US cents each in the period (as detailed in note 1).

GROUP BALANCE SHEET (unaudited)

	Note	At 30 September 2006 $m	At 30 September 2005 $m	At 31 March 2006 $m
ASSETS				
Non-current assets				
Property, plant and equipment		**82**	64	76
Goodwill	7	**840**	834	834
Other intangible assets	7	**610**	353	548
Investments in associates and joint ventures		**257**	218	242
Other investments		**249**	129	224
Deferred tax assets		**37**	29	38
Non-current receivables		**70**	49	45
		2,145	1,676	2,007
Current assets				
Trade and other receivables	8	**21,533**	13,931	15,045
Current tax assets		**15**	5	11
Derivative financial instruments		**6**	52	5
Short-term investments	9	**11,354**	3,464	6,062
Cash and cash equivalents		**2,898**	2,359	2,825
		35,806	19,811	23,948
Total Assets		**37,951**	21,487	25,955
LIABILITIES				
Non-current liabilities				
Long-term borrowings	11	**1,434**	1,505	1,497
Deferred tax liabilities		**32**	17	34
Pension obligations		**40**	55	35
Provisions		**-**	-	6
Derivative financial instruments		**31**	-	91
Other creditors		**-**	5	3
		1,537	1,582	1,666
Current liabilities				
Trade and other payables	10	**31,877**	16,700	20,421
Current tax liabilities		**285**	230	260
Short-term borrowings and overdrafts	11	**112**	-	27
Derivative financial instruments		**8**	98	4
		32,282	17,028	20,712
Total liabilities		**33,819**	18,610	22,378
NET ASSETS		**4,132**	2,877	3,577
EQUITY				
Capital and reserves attributable to shareholders				
Share capital		**57**	54	55
Share premium account		**960**	377	591
Merger reserve		**722**	722	722
Other capital reserves		**142**	223	223
Available for sale reserve		**64**	42	70
Cash flow hedge reserve		**-**	(1)	(2)
Retained earnings		**2,179**	1,460	1,910
		4,124	2,877	3,569
Equity minority interests		**8**	-	8
TOTAL EQUITY		**4,132**	2,877	3,577

GROUP CASH FLOW STATEMENT (unaudited)

	Note	**Half year to 30 September 2006 $m**	Half year to 30 September 2005 $m	Year to 31 March 2006 $m
Cash flows from operating activities				
Cash generated from operations	15	**483**	194	943
Interest paid		**(93)**	(46)	(110)
Income tax paid		**(131)**	(77)	(180)
		259	71	653
Cash flows from investing activities				
Acquisition of subsidiaries and assets of businesses, net of cash acquired		**-**	-	(297)
Purchases of property, plant and equipment		**(21)**	(12)	(28)
Proceeds from sale of property, plant and equipment		**1**	-	1
Purchases of intangible assets		**(158)**	(67)	(177)
Proceeds from sale of intangible assets		**24**	26	51
Proceeds from sale of associates and joint ventures		**1**	-	-
Purchases of other non-current investments		**(50)**	(9)	(32)
Proceeds from sale of other non-current investments		**23**	8	97
Interest received		**133**	74	172
Dividends received from associates and joint ventures		**28**	18	40
Dividends from other non-current investments		**-**	3	4
		(19)	41	(169)
Cash flows from financing activities				
Proceeds from issue of ordinary shares		**40**	23	238
Purchase of treasury shares		**(156)**	(174)	(230)
Purchase of own shares by ESOP trust		**(136)**	(46)	(46)
Disposal of own shares by ESOP trust		**35**	26	29
Proceeds from borrowings		**175**	451	450
Incremental issue costs		**-**	(2)	(1)
Repayments of borrowings		**-**	(50)	(51)
Dividends paid to Company shareholders		**(165)**	(127)	(221)
		(207)	101	168
Net increase in cash and bank overdrafts		**33**	213	652
Cash and bank overdrafts at the beginning of the period		**2,798**	2,146	2,146
Cash and bank overdrafts at the end of the period		**2,831**	2,359	2,798

For the purposes of the cash flow statement, cash and cash equivalents are included net of overdrafts repayable on demand. These overdrafts are excluded from the definition of cash and cash equivalents disclosed on the balance sheet. At 30 September 2006 overdrafts repayable on demand amounted to $67 million (30 September 2005: $nil, 31 March 2006: $27 million).

GROUP STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (unaudited)

	Share capital $m	Share premium $m	Capital reserves $m	Revaluation reserves and retained earnings $m	Equity minority interests $m	Total equity $m
Balance at 1 April 2006	55	591	945	1,978	8	3,577
Currency translation adjustments	-	-	1	41	(1)	41
Available for sale investments:						
Valuation gains/(losses) taken to equity	-	-	-	(3)	-	(3)
Transfer to income statement on sale	-	-	-	(4)	-	(4)
Cash flow hedge:						
Valuation gains/(losses) taken to equity	-	-	-	1	-	1
Transfer to income statement in the period	-	-	-	1	-	1
Taxation	-	-	-	5	-	5
Net income/(expense) recognised directly in equity	-	-	1	41	(1)	41
Profit for the period	-	-	-	619	1	620
Total recognised income for the period	-	-	1	660	-	661
Purchase and cancellation of own shares	(1)	-	1	(156)	-	(156)
Employee share schemes:						
Value of employee services	-	-	-	27	-	27
Proceeds from shares issued	1	39	-	-	-	40
Purchase of own shares by ESOP trust	-	-	-	(136)	-	(136)
Disposal of own shares by ESOP trust	-	-	-	35	-	35
Partial conversion of exchangeable bonds	2	330	(83)	-	-	249
Dividends	-	-	-	(165)	-	(165)
Balance at 30 September 2006	**57**	**960**	**864**	**2,243**	**8**	**4,132**

	Share capital $m	Share premium $m	Capital reserves $m	Revaluation reserves and retained earnings $m	Equity minority interests $m	Total equity $m
Balance at 1 April 2005	55	354	944	1,359	-	2,712
Currency translation adjustments	-	-	-	(32)	-	(32)
Available for sale investments:						
Valuation gains/(losses) taken to equity	-	-	-	19	-	19
Transfer to income statement on sale	-	-	-	(6)	-	(6)
Cash flow hedge:						
Valuation gains/(losses) taken to equity	-	-	-	(1)	-	(1)
Transfer to income statement in the period	-	-	-	-	-	-
Taxation	-	-	-	3	-	3
Net income/(expense) recognised directly in equity	-	-	-	(17)	-	(17)
Profit for the period	-	-	-	455	-	455
Total recognised income for the period	-	-	-	438	-	438
Purchase and cancellation of own shares	(1)	-	1	(174)	-	(174)
Employee share schemes:						
Value of employee services	-	-	-	25	-	25
Proceeds from shares issued	-	23	-	-	-	23
Purchase of own shares by ESOP trust	-	-	-	(46)	-	(46)
Disposal of own shares by ESOP trust	-	-	-	26	-	26
Dividends	-	-	-	(127)	-	(127)
Balance at 30 September 2005	54	377	945	1,501	-	2,877

GROUP STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (unaudited) continued

	Share capital $m	Share premium $m	Capital reserves $m	Revaluation reserves and retained earnings $m	Equity minority interests $m	Total equity $m
Balance at 1 April 2005	55	354	944	1,359	-	2,712
Currency translation adjustments	-	-	-	(35)	-	(35)
Available for sale investments:						
Valuation gains/(losses) taken to equity	-	-	-	88	-	88
Transfer to income statement on sale	-	-	-	(18)	-	(18)
Cash flow hedge:						
Valuation gains/(losses) taken to equity	-	-	-	(5)	-	(5)
Transfer to income statement in the year	-	-	-	3	-	3
Taxation	-	-	-	(12)	-	(12)
Net income/(expense) recognised directly in equity	-	-	-	21	-	21
Profit for the year	-	-	-	1,014	-	1,014
Total recognised income for the year	-	-	-	1,035		1,035
Purchase and cancellation of own shares	(1)	-	1	(230)	-	(230)
Employee share schemes:						
Value of employee services	-	-	-	52	-	52
Proceeds from shares issued	1	237	-	-	-	238
Purchase of own shares by ESOP trust	-	-	-	(46)	-	(46)
Disposal of own shares by ESOP trust	-	-	-	29	-	29
Acquisition of businesses	-	-	-	-	8	8
Dividends	-	-	-	(221)	-	(221)
Balance at 31 March 2006	55	591	945	1,978	8	3,577

NOTES TO THE INTERIM FINANCIAL STATEMENTS

1. Basis of preparation

The financial information contained herein is unaudited and does not constitute statutory accounts as defined by Section 240 of the Companies Act 1985. Statutory accounts for the year to 31 March 2006, which were prepared in accordance with International Financial Reporting Standards ('IFRS') and relevant IFRIC interpretations issued by the International Accounting Standards Board ('IASB') and adopted by the European Union ('EU') and upon which the auditors have given an unqualified report, have been delivered to the Registrar of Companies and were posted to shareholders on 12 June 2006.

The financial statements for the half year to 30 September 2006 have been prepared in accordance with IAS 34 'Interim Financial Reporting' and the Listing Rules of the Financial Services Authority. The accounting policies applied in these interim financial statements are consistent with those set out and applied in the Group's Annual Report for the year to 31 March 2006.

There have been a number of new standards, amendments to existing standards and interpretations, some of which are mandatory for the financial year ending 31 March 2007, with the remainder becoming effective in future years. The adoption of those changes which are mandatory in the current financial year have not had a material impact on the Group's financial statements. The Group also does not expect that the adoption of any changes that become effective in future years will have a material effect on the recognition and measurement of assets and liabilities on initial adoption. IFRS 7 'Financial Instruments Disclosures' and an amendment to IAS 1 'Presentation of Financial Statements' on risk management and capital disclosures respectively have been issued and will be adopted by the Group for reporting in its financial year ending 31 March 2008.

During the half year to 30 September 2006 each Ordinary Share of 18 US cents was sub-divided into six Ordinary Shares of 3 US cents each. All comparative figures in the Interim Report relating to the number of shares in issue, such as earnings per share and dividend per share measures, have been restated by dividing the previously disclosed measure by six.

NOTES continued

2. Segmental analysis

Reconciliation of segmental profit before tax to total profit before tax

Half year to 30 September 2006

	Asset Management $m	Brokerage $m	Total $m
Revenue	1,087	1,162	2,249
Cost of sales	(162)	(736)	(898)
Other operating income	16	9	25
Other operating losses	(16)	(1)	(17)
Administrative expenses before exceptional items	(281)	(344)	(625)
Exceptional items			
– Refco integration costs	-	(12)	(12)
– Termination costs of US pension schemes	-	(19)	(19)
Operating profit	644	59	703
Net finance income	5	33	38
Share of after tax profit/(loss) of associates and joint ventures	24	1	25
Profit before tax	673	93	766

Half year to 30 September 2005

	Asset Management $m	Brokerage $m	Total $m
Revenue	812	681	1,493
Cost of sales	(122)	(418)	(540)
Other operating income	30	8	38
Other operating losses	(6)	(3)	(9)
Administrative expenses	(238)	(213)	(451)
Operating profit	476	55	531
Net finance income	3	28	31
Share of after tax profit/(loss) of associates and joint ventures	14	-	14
Profit before tax	493	83	576

Year to 31 March 2006

	Asset Management $m	Brokerage $m	Total $m
Revenue	1,851	1,643	3,494
Cost of sales	(273)	(1,018)	(1,291)
Other operating income	63	14	77
Other operating losses	(26)	(3)	(29)
Administrative expenses before exceptional items	(506)	(517)	(1,023)
Exceptional items – Refco integration costs	-	(70)	(70)
Operating profit	1,109	49	1,158
Net finance income	8	37	45
Share of after tax profit/(loss) of associates and joint ventures	33	-	33

Profit before tax	1,150	86	1,236

NOTES continued

3. Exceptional items

Half year ended 30 September 2006
The total exceptional items incurred in the period were $31 million ($18 million net of tax). $19 million relates to the termination costs of the defined benefit pension schemes in the US and $12 million to the final Refco integration costs.

$19 million has been provided for the estimated cost of the termination (effective 31 August 2006) of the two US defined benefit pension schemes. These costs are non-recurring.

As disclosed in the 2006 Annual Report, further exceptional Refco integration costs amounting to $12 million have been incurred in the first half of the financial year ending 31 March 2007. These costs relate to the amortisation of retention payments to administrative staff, which have been spread over the core integration period of seven months following the Refco acquisition in November 2005.

Year ended 31 March 2006
As disclosed in the 2006 Annual Report, Refco integration costs of $70 million ($48 million net of tax) were charged as exceptional items in the income statement in 2006, following the acquisition of Refco in November 2005. These costs comprised: retention payments to administrative staff and incremental bonuses of $29 million; redundancy/severance payments of $27 million; professional fees of $7 million; and other costs of $7 million.

There was an exceptional tax credit of $42 million comprising $22 million in respect of the Refco integration costs and $20 million relating to the reversal of tax liabilities made in previous years following an agreement with HM Revenue & Customs with respect to the Group's transfer pricing arrangements.

Half year ended 30 September 2005
No exceptional items were incurred in this period.

NOTES continued

4. Net finance income

	Half year to 30 September 2006 $m	Half year to 30 September 2005 $m	Year to 31 March 2006 $m
Finance income:			
Interest on receivables	**138**	66	164
Finance fees	**4**	8	11
Investment income	**1**	1	4
Fair value movement on interest rate swaps	**-**	11	6
	143	86	185
Finance expense:			
Interest payable on borrowings	**(81)**	(43)	(117)
Cost of exchangeable bond conversion	**(12)**	-	-
Amortisation of issue costs on borrowings	**(1)**	(1)	(1)
Amortisation of discount on issue of exchangeable bonds	**(6)**	(10)	(20)
Accretion of liabilities discounting	**(2)**	(1)	(2)
Fair value movement on interest rate swaps	**(3)**	-	-
	(105)	(55)	(140)
Net finance income	**38**	31	45

5. Taxation

	Half year to 30 September 2006 $m	Half year to 30 September 2005 $m	Year to 31 March 2006 $m
Taxation charge for the period			
UK	**86**	69	128
Overseas	**60**	52	94
	146	121	222

NOTES continued

6. Earnings per share

The calculation of basic earnings per ordinary share is based on a profit for the period of $619 million (30 September 2005: $455 million, 31 March 2006: $1,014 million) and on 1,839,434,625 (30 September 2005: 1,799,920,320, 31 March 2006: 1,804,148,292) ordinary shares, being the weighted average number of ordinary shares in issue during the period after excluding the shares owned by the Man Group plc employee trusts.

The diluted earnings per share is based on a profit for the period of $634 million (30 September 2005: $472 million, 31 March 2006: $1,047 million) and on 2,038,498,205 (30 September 2005: 2,051,859,258, 31 March 2006: 2,055,637,782) ordinary shares, calculated as follows:

	30 September 2006 Number (millions)	30 September 2005 Number (millions)	31 March 2006 Number (millions)
Basic weighted average number of shares	**1,839.4**	1,799.9	1,804.2
Dilutive potential ordinary shares			
Share awards under incentive schemes	**55.6**	63.0	61.2
Employee share options	**3.7**	1.8	3.0
Exchangeable bonds	**139.8**	187.2	187.2
	2,038.5	2,051.9	2,055.6

The following tables reconcile the earnings per share on total operations with the earnings per share before exceptional items and underlying earnings per share:

	Half year to 30 September 2006			
	Basic post-tax earnings $m	**Diluted post-tax earnings $m**	**Basic earnings per share cents**	**Diluted earnings per share cents**
Earnings per share on total operations +	**619**	**634**	**33.7**	**31.1**
Exceptional items	**18**	**18**	**0.9**	**0.9**
Earnings per share – before exceptional items	**637**	**652**	**34.6**	**32.0**
Performance fee related income	**(170)**	**(170)**	**(9.2)**	**(8.3)**
Underlying earnings per share	**467**	**482**	**25.4**	**23.7**

	Half year to 30 September 2005 (restated *)			
	Basic post-tax earnings $m	Diluted post-tax earnings $m	Basic earnings per share cents	Diluted earnings per share cents
Earnings per share on total operations+	455	472	25.3	23.0
Exceptional items	-	-	-	-
Earnings per share – before exceptional items	455	472	25.3	23.0
Performance fee related income	(133)	(133)	(7.5)	(6.5)
Underlying earnings per share	322	339	17.8	16.5

NOTES continued

	Year to 31 March 2006 (restated *)			
	Basic post-tax earnings $m	Diluted post-tax earnings $m	Basic earnings per share cents	Diluted earnings per share cents
Earnings per share on total operations+	1,014	1,047	56.2	51.0
Exceptional items	28	28	1.5	1.3
Earnings per share – before exceptional items	1,042	1,075	57.7	52.3
Performance fee related income	(342)	(342)	(18.9)	(16.6)
Underlying earnings per share	700	733	38.8	35.7

* The earnings per share figures have been restated in the comparative periods to reflect the sub-division of each 18 US cents Ordinary Share into six Ordinary Shares of 3 US cents each, effective on 14 August 2006.

+ The difference between basic and diluted post-tax earnings on total operations is the adding back of the finance expense in the period relating to the exchangeable bonds.

7. Intangible assets

		Other intangible assets			
	Goodwill $m	Upfront sales commissions $m	Customer relationships $m	Other $m	Total $m
Net book value					
As at 1 April 2006	834	353	150	45	548
Currency translation difference	4	-	-	-	-
Additions	2	146	-	10	156
Redemptions/disposals	-	(15)	-	-	(15)
Charge for the period	-	(63)	(8)	(8)	(79)
Net book value at 30 September 2006	**840**	**421**	**142**	**47**	**610**
At 30 September 2005	834	328	3	22	353
At 31 March 2006	834	353	150	45	548

8. Current trade and other receivables

	At 30 September 2006 $m	At 30 September 2005 $m	At 31 March 2006 $m
Trade receivables:			
Amounts owed by broker dealers on secured stock lending and borrowing	**16,672**	11,288	9,590
Securities transactions in the course of settlement	**2,340**	810	3,242
Futures transactions	**914**	284	741
Other trade receivables	**700**	532	602
Amounts owed by joint ventures and associates	**2**	1	1
Amounts owed by fund products	**411**	499	419
Prepayments and accrued income	**251**	300	307
Other categories of receivables	**243**	217	143
	21,533	13,931	15,045

NOTES continued

9. Short-term investments

	At 30 September 2006 $m	At 30 September 2005 $m	At 31 March 2006 $m
Long stock positions held for matching contract for differences (CFD) positions in Brokerage	**5,031**	2,276	3,810
Treasury bills	**2,278**	41	593
Mutual funds	**36**	36	18
Certificates of deposit	**1,882**	813	725
Floating rate notes	**1,504**	-	449
Clearing house deposits	**49**	13	22
Investments in fund products	**574**	285	445
	11,354	3,464	6,062

10. Current trade and other payables

	At 30 September 2006 $m	At 30 September 2005 $m	At 31 March 2006 $m
Trade payables:			
Amounts owed to broker dealers on secured stock lending and borrowing	**21,419**	13,047	12,358
Securities transactions in the course of settlement	**5,854**	1,026	4,680
Futures transactions	**1,998**	1,197	1,519
Short stock positions held for hedging	**1,492**	809	620
Other trade payables	**533**	208	654
Amounts owed to joint ventures and associates	**6**	6	9
Other taxation and social security costs	**39**	29	41
Accrued expenses	**438**	279	455
Other categories of payables	**98**	99	85
	31,877	16,700	20,421

NOTES continued

11. Borrowings

	At 30 September 2006 $m	At 30 September 2005 $m	At 31 March 2006 $m
Amounts falling due within one year			
Bank loans and overdrafts	**67**	-	27
Private placement notes – senior debt	**45**	-	-
	112	-	27

	At 30 September 2006 $m	At 30 September 2005 $m	At 31 March 2006 $m
Amounts falling due after more than one year			
Bank loans	**172**	-	-
Private placement notes – senior debt	**248**	296	291
Private placement notes – subordinated debt	**202**	201	199
Floating rate notes – subordinated debt	**398**	398	398
Exchangeable bonds	**414**	610	609
	1,434	1,505	1,497

During the six month period to 30 September 2006, 38% of the Group's exchangeable bonds were converted, following an offer by the Group to pay a fixed cash sum to bondholders. The cost of the cash incentive offer amounted to $12 million and this has been expensed within the finance expense line of the income statement.

12. Segregated balances

As required by the United Kingdom Financial Services and Markets Act 2000 and by the US Commodity Exchange Act, the Group maintains certain balances on behalf of clients with banks, exchanges, clearing houses and brokers in segregated accounts totalling at 30 September 2006: $14,611 million (30 September 2005: $9,642 million, 31 March 2006: $14,796 million). These amounts and the related liabilities to clients, whose recourse is limited to the segregated accounts, are not included in the Group balance sheet. The reason for their exclusion from the Group balance sheet is that the Group does not have a liability to its clients in the event that a third party depository institution, where the segregated funds are held, does not return all the segregated funds. The corresponding asset, which is not co-mingled with the Group's funds and over which the Group's control is severely restricted, is therefore not recognised on the Group balance sheet.

13. Contingent liabilities

As disclosed in the Group's Annual Report 2006, Man Financial Inc., a US subsidiary of the Group, was served on 8 May 2006 with a Complaint by the receiver for Philadelphia Alternative Asset Fund ("PAAF") and associated entities. PAAF investors incurred trading losses as a result of alleged wrongdoing by a trading manager of PAAF. Man Financial acted as one of the brokers to PAAF, executing and clearing trading instructions given by PAAF, and as such does not consider that it is responsible for the losses suffered by PAAF investors. Accordingly, Man Financial will vigorously defend the proceedings brought against it. It continues to be the case that this matter is not expected to have a material financial impact on the Man Group.

NOTES continued

14. Exchange rates

The following US dollar:sterling exchange rates have been used in the preparation of this Interim Report:

	30 September 2006	30 September 2005	31 March 2006
Average exchange rate	**0.5398**	0.5494	0.5759
Period-end exchange rate	**0.5344**	0.5654	0.5600

15. Cash generated from operations

	Half year to 30 September 2006 $m	Half year to 30 September 2005 $m	Year to 31 March 2006 $m
Profit for the period	**620**		1,014
Adjustments for:			
- Income tax	**146**		222
- Finance income	**(143)**		(185)
- Finance expense	**105**		140
- Share of results of associates and joint ventures	**(25)**		(33)
- Depreciation of tangible fixed assets	**14**		26
- Amortisation of intangible fixed assets	**79**		123
- Share based payments expense	**27**		52
- Fair value gains on available for sale financial assets	**(4)**		(18)
- Impairment charges	**1**		6
- Net losses/(gains) on financial instruments	**6**		(5)
- Decrease in provisions	**(2)**		(13)
- Other non-cash movements	**(13)**		(21)
	811		1,308
Changes in working capital:			
- Increase in receivables	**(6,470)**	(	(4,858)
- Increase in other financial assets	**(5,293)**		(2,962)
- Increase/(decrease) in payables	**11,435**		7,455
Cash generated from operations	**483**		943